SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For August 2005
Commission File Number 0-28800
______________________
DRDGOLD Limited
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes        No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration
Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4
(Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and
Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of August 2005, incorporated by reference herein:

Exhibit

99.1 Release dated August 03, 2005, entitled “CHANGE OF ADDRESS”
99.2 Release dated August 03, 2005, entitled “DRDGOLD UNAFFECTED BY CURRENT
DISPUTE”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: August 04, 2005
By: / Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARB number: 086 277 616
(“DRDGOLD”)

CHANGE OF ADDRESS

DRDGOLD shareholders are advised that DRDGOLD has changed its registered address from

-
45 Empire Road, Parktown, Johannesburg, 2193

to

-
299 Pendoring Avenue, Blackheath, Randburg, South Africa.

DRDGOLD’s postal address remains unchanged as
PO Box 390, Maraisburg, 1700.

Johannesburg
3 August 2005

INVESTOR RELATIONS
For further information, contact Ilja Graulich at:
Tel: 27 (0)11 219-8700 , Fax: +27 (0)11 476-2637
e-mail: ilja.graulich@za.drdgold.com,
website: http://www.drdgold.com
299 Pendoring Avenue
Blackheath
Randburg
South Africa.

PO Box 390,
Maraisburg, 1700,
South Africa.

For immediate release
494/05-jmd
Wage negotiations
DRDGOLD unaffected by current dispute
Johannesburg, South Africa. 3 August 2005. DRDGOLD Limited (JSE: DRD; NASDAQ: DROOY;
ASX: DRD; POM SoX: DRD) has received a number of inquiries with regards to the current dispute in the wage negotiation process between the Chamber of Mines (CoM) and various unions and the effect this may have on the company.

DRDGOLD would like to make it clear that it is not part of the Chamber of Mines negotiation process and thus not affected by any potential industrial action that may arise later in the week as speculated in the media.

DRDGOLD is currently in wage negotiation talks with NUM with respect to its Blyvooruitzicht Gold
Mine. Parties have had 2 meetings, which took place in good faith and a further meeting is scheduled for next week.
Queries:

South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 219 8707 (office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone Group International
+1 646 452 2334 (office)

Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398
Exhibit 99.2

DRDGOLD is an intermediate unhedged gold producer with mines in South Africa as well as Australasia. The company’s production profile is split equally between its highly leveraged SA operations and its low cost, cash generative offshore mines.

DRDGOLD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London and Port Moresby stock exchanges and the Paris and Brussels
Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin
OTC Market.

For more information, please visit www.drdgold.com

FORWARD-LOOKING STATEMENTS
Some of the information in this press release may contain projections or other forward looking statements regarding future events or other financial performance, including forward-looking statements and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this release, the words "estimate", "project", "believe", anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals, changes in our competitive position, changes in business strategy, any major disruption in production at our key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2004, which we filed with the United States Securities and Exchange
Commission on 29 November 2004 on Form 20-F, as amended by the Form 20-F/A filed on 29 April 2005 and those detailed from time to time with the United States Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.